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                                                                  Exhibit (a)(9)

                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.

                                 August 20, 2003


Re: Update on Nelson Tender Offer and Position of Partnership on Offer to Purchase by Peachtree Partners dated July 31, 2003

Dear Metric Partners Growth Suite Investors, L.P. Unit holder:

Nelson Tender Offer

In connection with the tender offer made by Kenneth E. Nelson, Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the "Partnership"), previously advised you that the Partnership had filed a lawsuit against Mr. Nelson requesting the Court to enjoin Mr. Nelson's tender offer and consent solicitations and that on June 27, 2003 the Court had issued a formal order enjoining Mr. Nelson from taking any further action in support of his tender offer and consent solicitations except that he is permitted to attempt to convene a vote of limited partners in accordance with the Limited Partnership Agreement for the Partnership (the "Partnership Agreement"). The order was converted to a preliminary injunction on August 5, 2003 pursuant to a Court order stipulated to by the parties.

Peachtree Partners Offer

The Partnership has recently become aware that on July 31, 2003, Peachtree Partners (Ira Gaines/Barry Zemel) ("Peachtree Partners") made an offer to purchase Limited Partnership Assignee Units (the "Units") of the Partnership at a cash price of $60.00 per Unit for up to a total of 4.9% of the total Units outstanding, including the number of Units already owned by Peachtree Partners (the "Peachtree Offer"). The contract price offered by Peachtree Partners is to be reduced by a one time $50.00 transfer fee and the amount of all distributions paid to the holders of Units after July 31, 2003. The offer made by Peachtree Partners was made pursuant to an Offer To Purchase Up To 4.9% Limited Partnership Interests by Peachtree Partners dated July 31, 2003 and an accompanying Assignment Form & Limited Power of Attorney (collectively the "Peachtree Offer Documents").

The Peachtree Offer Documents provide that the offer expires on September 30, 2003 although Peachtree Partners reserved the right to extend the Peachtree Offer. As the Peachtree Offer is for an amount of Units which would not cause Peachtree Partners to beneficially own more than 5% of the Units, Peachtree Partners was not required to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission.

        One California Street, Suite 1400 - San Francisco, CA 94111-5415
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Under applicable securities laws, the Partnership is required to notify its Unit holders of the Partnership's views regarding the Peachtree Offer.

The Partnership is not making a recommendation and is expressing no opinion and is remaining neutral with respect to the Peachtree Offer. The Partnership believes that holders of the Units should consult with their own personal financial advisors about this decision.

This Peachtree Offer follows offers to purchase Units made by Peachtree Partners in 2003 at $29.00 per Unit (the "Prior Peachtree Offers").

To the knowledge of the Partnership, before the Prior Peachtree Offers and since 1995, various affiliates of Peachtree Partners (including Messrs. Gaines and Zemel) have engaged in communications with the Managing General Partner of the Partnership and various of its affiliates with regard to ownership of Units of the Partnership. These communications have principally involved requests to obtain the list of holders of the Units of the Partnership and other information concerning the Partnership.

In addition, the Partnership hereby advises that in order to comply with the provisions of Section 12.3 of the Partnership Agreement which provides in part:

      "Notwithstanding any provisions of this Paragraph 12 or Paragraph 13 to the contrary, no transfer or assignment of any Unit, or any fraction thereof, may be made if the Managing General Partner reasonably believes, in accordance with advice from Counsel, that such transfer or assignment could ... (iii) cause the Partnership to be classified as a publicly traded partnership for federal income tax purposes, ... ,"

the Partnership shall not transfer any Units, which when combined with prior transfers during 2003, would exceed in the aggregate 5% of the number of Units currently outstanding. Through August 1, 2003, 0.85% of the Units have been transferred in 2003.

If following the consummation of the Peachtree Offer Peachtree Partners tenders for transfer Units in a number in excess of the number which may be transferred by the Partnership in 2003 without exceeding the 5% limit described above, the Partnership will not be able to process all of the requested transfers.

The Partnership suggests that the Unit holders also consider the following in making a decision as to whether to tender Units in the Offer.

There is presently a tender offer from Kenneth E. Nelson (the "Nelson Offer") pending for a majority of the Units at $86.00 per Unit although Mr. Nelson is presently subject to a preliminary injunction pursuant to which he is not permitted to proceed with his offer even if Units are tendered. The Managing General Partner recommended that the holders of Units reject the Nelson Offer for the reasons explained in prior communications from the Partnership to the Unit holders.


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The Managing General Partner of the Partnership did not recommend rejection of the Nelson Offer on the basis of the price offered but did at the time of its communications to Unit holders calculate the value of Units of the Partnership if the Partnership were to be liquidated on a current basis. The Managing General Partner noted that the pendency of the lawsuits related to Mr. Nelson makes uncertain the date of liquidation and the amounts available for distribution when all litigation has been resolved and all litigation expenses have been deducted. The Partnership has liquidated its properties and as of June 30, 2003 had $7,307,000 in cash and $15,000 in liabilities. If the Partnership were to be liquidated today and assuming that the General Partners of the Partnership pay the amounts due from them on liquidation of $914,000, the Partnership could distribute approximately $8,206,000 or approximately $137 per Unit upon liquidation (such amount to be adjusted for interest income and expenses since June 30, 2003).

There is no formal, liquid market where Units are traded on a regular basis. Rather resales of Units occur only periodically in an informal, "secondary" market. The desirability of the Peachtree Offer to any particular Unit holder may differ greatly depending on such Unit holder's financial, tax, and other individual circumstances. The Partnership suggests that Unit holders also consider the following facts in making a decision as to whether to tender Units to Peachtree Partners:

      - Units were originally marketed for sale between April 1988 and June 1989 at $1,000 per Unit. There are currently 59,919 Units outstanding.

      - Through August 15, 2003, investors have received cash distributions ranging from $696 to $789 per original $1,000 investment Unit, depending on the individual investors' date of acceptance into the Partnership. These distributions have included a total of $395 per original $1,000 investment Unit in proceeds from the sale of the Partnership's hotels.

      - Completed resale transactions known to the Partnership from January 1, 2003 through August 1, 2003 have ranged from $20.00 to $75.00, with a simple average price of $40.53, representing 509 Units, or 0.85% of the outstanding Units. The knowledge of the Partnership on these transactions is based solely on the books and records of the Transfer Agent.

      - The Partnership remains involved in a number of legal proceedings involving disputes and claims relating to transactions and contracts between the Partnership and Mr. Nelson or his affiliates. The Partnership cannot be dissolved until these legal proceedings have been resolved, nor can a prediction be made as to when these matters will finally be concluded.

      - As stated above, the Partnership will not be able to transfer in 2003 Units tendered in connection with the Peachtree Offer once the aggregate number of Units transferred in 2003 reaches 5% of the outstanding Units.


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Holders of Units having questions about the Peachtree Offer are urged to contact
Marlene Knecht of SSR Realty at (800) 347-6707, extension 2025. Any holder of Units wanting a copy of Amendment No. 2 to the Schedule 14D-9 pertaining to the Nelson Offer may obtain a copy from our information agent, Georgeson
Shareholder, at (toll-free) (800) 849-6648, or at the website of the Securities and Exchange Commission at www.sec.gov.

                                           On behalf of the Partnership

                                           Sincerely,
                                           Metric Realty,
                                           An Illinois general partnership,
                                           Its Managing General Partner

                                           By:    SSR Realty Advisors, Inc.,
                                                  A Delaware corporation.
                                                  Its Managing Partner

                                           By:    /s/Herman H. Howerton
                                                  ---------------------
                                                  Herman H. Howerton
                                                  Its Managing Director,
                                                  General Counsel


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